[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2011
WASH, DC
189

11017775)MMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontier Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Northside Parkway, Building 11, Suite 200
(No. and Street)

Atlanta (City) GA (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Terry, Chief Financial Officer (404) 879-5153
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams Benator & Libby LLP
(Name – *if individual, state last, first, middle name*)

1040 Crown Pointe Parkway, NE Suite 400 (Address) Atlanta (City) GA (State) 30338 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adam Langley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontier Solutions, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

2.26.11
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2010

with

INDEPENDENT AUDITORS' REPORT

Audited Financial Statements and Supplemental Information

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

December 31, 2010

Supplementary Information

WILLIAMS
BENATOR
& LIBBY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Member
Frontier Solutions, LLC
Atlanta, Georgia

We have audited the accompanying statements of financial condition of Frontier Solutions, LLC ("the Company") (a wholly owned subsidiary of Aspen Partners, Ltd.) as of December 31, 2010 and 2009, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frontier Solutions, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B to the financial statements, the Company's parent company shared revenues with the Company and incurred operating expenses on the Company's behalf. Whether the terms of these transactions would have been the same had they been between wholly unrelated parties is not determinable.

Williams Benator + Libby, LLP

Atlanta, Georgia
February 24, 2011

1040 Crown Pointe Parkway, NE | Suite 400 | Atlanta, GA 30338
t) 770.512.0500 | f) 770.512.0200 | www.wblcpa.com
Member of American Institute of Certified Public Accountants and Russell Bedford International

STATEMENTS OF FINANCIAL CONDITION

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

	December 31 2010	December 31 2009
ASSETS		
CURRENT ASSETS		
Cash	$ 96,958	$ 122,356
Receivable from parent--Note B	68,107	87,366
Other receivable	330	-0-
Prepaid expenses	5,014	282
	$ 170,409	$ 210,004
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities--Note B	$ -0-	$ 17,067
Payable to parent--Note B	21,841	14,173
Accrued commissions	7,219	23,500
TOTAL CURRENT LIABILITIES	29,060	54,740
MEMBER'S EQUITY	141,349	155,264
	$ 170,409	$ 210,004

See independent auditors' report and notes to financial statements.

STATEMENTS OF INCOME

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

	Year Ended December 31	
	2010	2009
Net revenues--Note B	$ 299,445	$ 468,373
Operating expenses:		
Commissions and payroll taxes	252,319	394,943
Selling, general, and administrative expenses	22,265	73,055
Regulatory fees and expenses	13,776	300
	288,360	468,298
NET INCOME	$ 11,085	$ 75

See independent auditors' report and notes to financial statements.

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

Balance at January 1, 2009	$ 155,189
Net income for the year	75
Balance at December 31, 2009	155,264
Net income for the year	11,085
Distribution to member	(25,000)
Balance at December 31, 2010	$ 141,349

See independent auditors' report and notes to financial statements.

STATEMENTS OF CASH FLOWS

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

	Year Ended December 31 2010	Year Ended December 31 2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 11,085	$ 75
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Decrease (increase) in receivable from parent--Note B	19,259	(4,523)
Increase in other receivables	(330)	-0-
(Increase) decrease in prepaid expenses	(4,732)	80
(Decrease) increase in accounts payable and accrued liabilities	(17,067)	16,453
Increase (decrease) in payable to parent--Note B	7,668	(578)
Decrease in accrued commissions	(16,281)	(8,500)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(398)	3,007
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment of distribution to member	(25,000)	-0-
NET (DECREASE) INCREASE IN CASH	(25,398)	3,007
Cash at beginning of year	122,356	119,349
CASH AT END OF YEAR	$ 96,958	$ 122,356

See independent auditors' report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

December 31, 2010

NOTE A--DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Frontier Solutions, LLC ("the Company") was organized on May 3, 2005 and is engaged in the business of providing marketing and distribution services for the investment programs of Aspen Partners, Ltd. and other unrelated funds. The Company is a wholly owned subsidiary of Aspen Partners, Ltd. ("the Parent"). The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

The following accounting policies are presented to assist the reader in understanding the Company's financial statements:

Income Taxes: Federal and state income taxes have not been provided for in the financial statements. Under existing law, the Company is not treated as a taxable entity. Rather, the Parent must include its allocated share of the Company's income, loss, gain, deduction, and credit in its income tax return.

Revenue and Expense Recognition: Revenues and expenses are recognized on the accrual basis. Revenue consists of fees earned for referring investors to various investment funds.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events: Subsequent events have been evaluated through February 24, 2011 which is the date the financial statements were available to be issued.

NOTE B--RELATED PARTY TRANSACTIONS

The Company has a revenue sharing agreement with its Parent under which the Parent may transfer, on a monthly basis, up to 50% of its gross revenues generated from management fees, performance based fees, and administrative fees of all investment products for which registered representatives of the Company are paid a commission. During the years ended December 31, 2010 and 2009, the Company recorded revenues under the agreement of approximately $68,000 and $468,000, respectively, or 26% of the Parent's monthly revenues as defined by the agreement. The amounts represent two and twelve months of revenue sharing for the years ended

NOTE B--RELATED PARTY TRANSACTIONS--Continued

December 31, 2010 and 2009, respectively, as the registered representatives of the Company stopped receiving such commissions beginning March 1, 2010. At December 31, 2010 and 2009, the Company had a receivable from its Parent related to this revenue sharing agreement of $68,107 and $87,366, respectively. Approximately 22% and 93% of the Company's revenues during the years ended December 31, 2010 and 2009, respectively, were earned from two funds managed by the Parent.

The Company has an expense sharing agreement with its Parent. The expense sharing agreement details certain expenses which may be assumed by its Parent, which are necessary to conduct the Company's business as a broker-dealer. The expense sharing agreement specifies that the Company has no obligation, direct or indirect, to reimburse or otherwise compensate the Parent for the cost of expenses assumed by the Parent, except for those expenses which have not been paid for by the Parent and are attributable to the Company. During the years ended December 31, 2010 and 2009, the Parent paid expenses for the Company amounting to approximately $151,000 and $193,000, respectively. At December 31, 2010 and 2009, the Company had a payable of $21,841 and $14,173, respectively, for expenses unpaid by the Parent and attributable to the Company.

It is not possible to determine whether the Company's revenues and expenses would have been the same had they been between wholly unrelated parties.

At December 31, 2009, accounts payable included $16,603 payable to employees of the Company. There were no such payable at December 31, 2010.

NOTE C--NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the higher of $5,000 or 6.667% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. At December 31, 2010 and 2009, net capital exceeded the required amounts by approximately $63,000 and $62,000, respectively, and the ratio of aggregate indebtedness to net capital was 0.43 to one and 0.81 to one, respectively.

NOTE D--CONCENTRATION

During the year ended December 31, 2010, the Company began providing marketing and distribution services to funds that are unrelated to its Parent. Approximately 74% of the Company's revenues for the year ended December 31, 2010 were from two external investment funds.

WILLIAMS
BENATOR
& LIBBY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Member
Frontier Solutions, LLC
Atlanta, Georgia

We have audited the accompanying financial statements of Frontier Solutions, LLC (a wholly owned subsidiary of Aspen Partners, Ltd.) as of and for the year ended December 31, 2010, and have issued our report thereon dated February 24, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital under Rule 15c3-1, reconciliation of member's equity, reconciliation of net capital, computation of aggregate indebtedness as defined under Rule 15c3-1, and computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement under Rule 15c3-3 at December 31, 2010, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams Benator + Libby, LLP

Atlanta, Georgia
February 24, 2011

1040 Crown Pointe Parkway, NE | Suite 400 | Atlanta, GA 30338
t) 770.512.0500 | f) 770.512.0200 | www.wblcpa.com
Member of American Institute of Certified Public Accountants and Russell Bedford International

SUPPLEMENTARY INFORMATION

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

December 31, 2010

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Member's equity, December 31, 2010	$ 141,349
Less non-allowable assets--receivable from parent and prepaid expenses	(73,121)
	$ 68,228

RECONCILIATION OF MEMBER'S EQUITY

Member's equity, Form 17a-5, Part IIA	$ 141,349
Audited financial statement adjustment	-0-
	$ 141,349

RECONCILIATION OF NET CAPITAL

Net capital, Form 17a-5, Part IIA	$ 68,228
Audited financial statement adjustment	-0-
	$ 68,228

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and other current liabilities	$ 29,060
Total aggregate indebtedness	$ 29,060
Ratio of aggregate indebtedness to net capital	0.43 to 1

See independent auditors' report on supplementary information required by rule 17a-5 of the Securities and Exchange Commission.

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Frontier Solutions, LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Frontier Solutions, LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

See independent auditors' report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

WILLIAMS
BENATOR
& LIBBY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Member
Frontier Solutions, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements of Frontier Solutions, LLC ("the Company") (a wholly owned subsidiary of Aspen Partners, Ltd.), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company' internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding

1040 Crown Pointe Parkway, NE | Suite 400 | Atlanta, GA 30338
t) 770.512.0500 | f) 770.512.0200 | www.wblcpa.com
Member of American Institute of Certified Public Accountants and Russell Bedford International

paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williams Benator + Libby, LLP

Atlanta, Georgia
February 24, 2011